UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 19, 2025

Commission file number 1-12874
_________________________
TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building
26 Victoria Street,
Hamilton, HM 12 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation Ltd. dated February 19, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: February 19, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2024 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $25.2 million, or $0.29 per share, and adjusted net income attributable to shareholders of Teekay(2) of $16.6 million, or $0.19 per share, in the fourth quarter of 2024 (excluding items listed in Appendix A to this release).
•Fiscal year 2024 GAAP net income attributable to shareholders of Teekay of $133.8 million, or $1.47 per share, and adjusted net income attributable to shareholders of Teekay of $111.9 million, or $1.23 per share (excluding items listed in Appendix A to this release).
•In January 2025, Teekay Tankers agreed to sell one 2006-built LR2 and two 2009-built Suezmax vessels for total proceeds of $95.5 million, and completed two of these vessel sales in February 2025.
•Completed the previously-announced sale to Teekay Tankers of its Australian operations (Teekay Australia) and all remaining management services companies on December 31, 2024. This completes the simplification of the Company's businesses into one fully-integrated shipping platform at Teekay Tankers.
Hamilton, Bermuda, February 19, 2025 - Teekay Corporation Ltd. (Teekay or the Company) (NYSE:TK) today reported results for the three months and twelve months ended December 31, 2024. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2024 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results. The information contained on our website is not part of this release.
Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. dollars, except per share amounts)	2024	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION LTD. CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	256,566	272,619	339,192	1,220,374	1,464,975
Income from operations	70,334	52,192	112,967	365,247	531,725
Net income attributable to the shareholders of Teekay	25,242	20,072	35,382	133,770	150,641
Earnings per common share of Teekay (1)	0.29	0.22	0.38	1.47	1.59
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (2)	68,301	75,637	127,234	420,749	618,907
Adjusted net income attributable to shareholders of Teekay (2)	16,639	21,102	31,891	111,925	150,471
Adjusted net earnings per share attributable to shareholders of Teekay (1)(2)	0.19	0.23	0.35	1.23	1.59

	As at	As at	As at
	December 31,	September 30,	December 31,
(in thousands of U.S. dollars, except number of shares)	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash (3)	183,443	281,080	287,433
Market value of investment in Teekay Tankers (4)	423,537	592,287	489,445
Number of outstanding common shares at end of period	84,059,952	87,692,905	91,006,182
(1)Basic per share amounts.

(2)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(3)Teekay Parent's net cash as of December 31, 2024 includes cash and cash equivalents and short-term investments. Teekay Parent's net cash position decreased compared to that as of September 30, 2024, primarily due to a special cash dividend of $85.0 million, Teekay Parent common share repurchases and purchases of Teekay Tankers Class A common shares during the three months ended December 31, 2024 and changes in working capital, partially offset by proceeds from the sale of Teekay Australia and management services companies to Teekay Tankers as well as cash dividends of $2.7 million received from Teekay Tankers.
(4)As at December 31, 2024, September 30, 2024, and December 31, 2023, Teekay Parent owned 10.6 million, 10.2 million, and 9.8 million Teekay Tankers Class A and B common shares, respectively, and the closing price of Teekay Tankers Class A common shares was $39.79 per share, $58.25 per share, and $49.97 per share, respectively.
CEO Commentary
“Teekay posted strong financial results for the fourth quarter and full year 2024, generating $112 million in adjusted net income attributable to shareholders in 2024,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “During the year, the Company returned capital to shareholders totaling $151 million, consisting of a special dividend of $85 million and share repurchases of $66 million, while also increasing our economic ownership and voting control in Teekay Tankers to 31.0% and 55.1%, respectively. In addition, with the completion of the sale of Teekay Australia and transfer of all the remaining management services companies to Teekay Tankers at the end of 2024, we have now completed our multi-year effort to simplify the Teekay Group and position Teekay Tankers as the sole operating platform within the Teekay Group.”

“At Teekay Tankers, as part of its fleet renewal plan to sell older vessels and acquire more modern tonnage, Teekay Tankers sold, or agreed to sell, three older vessels in the first quarter of 2025, which together with the two vessels sales completed in the fourth quarter of 2024, generated total sales proceeds of approximately $160 million, resulting in expected gains from sales of approximately $58 million. Looking ahead, there is a wide range of potential tanker market outcomes due to the evolving geopolitical landscape; however, we expect the underlying tanker market fundamentals will remain supportive. In any tanker market conditions, we believe the Teekay Group is ideally positioned to create shareholder value with its low cash flow break-even levels and strong balance sheets.”

Summary of Results
The Company's GAAP and adjusted net income attributable to shareholders of Teekay decreased for the fourth quarter of 2024 compared to the same quarter of the prior year, primarily due to reduced earnings from Teekay Tankers as a result of lower average spot tanker rates, the sale of four vessels during late-2023 and in 2024, as well as the redelivery of three chartered-in vessels in the second half of 2024. In addition, GAAP net income attributable to shareholders in the fourth quarter of 2024 was positively impacted by a $27.9 million gain from the sale of two Teekay Tankers vessels, while GAAP net income in the fourth quarter of 2023 was positively impacted by a $10.4 million gain on the sale of one Teekay Tankers vessel.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), voyage charters and full-service lightering, in each case measured in net revenues(a) per revenue day(b), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023
Suezmax revenue days	2,265	2,103	2,153
Suezmax spot TCE per revenue day (b)	$28,386	$31,024	$37,041
Aframax / LR2 revenue days	1,937	2,058	2,276
Aframax / LR2 spot TCE per revenue day (b)	$30,488	$35,876	$44,545

(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
Please refer to Teekay Tankers' fourth quarter and annual 2024 earnings release for additional information about its financial results.

Summary of Recent Events
Teekay Parent
In December 2024, the Company completed the sales to Teekay Tankers of (a) Teekay Australia for a purchase price of $65.0 million in cash plus a related working capital adjustment of $15.9 million, and (b) all management services companies not then owned by Teekay Tankers for a purchase price equal to their net working capital value of $17.3 million. In addition, the Company transferred its $6.0 million supplemental defined contribution pension plan liability, which relates to the management services companies. The total consideration received by the Company for these transactions, net of the $6.0 million pension plan liability, was $92.2 million. Following the completion of these transactions, Teekay Tankers directly employs all of the employees supporting its businesses and is the sole operating platform within the Teekay Group.

In October 2024, Teekay's Board of Directors authorized a new repurchase program of up to $40.0 million of Teekay common shares. Since the announcement, Teekay repurchased $7.7 million worth of its outstanding common shares at an average price of $6.35 per share. Since the beginning of our share repurchase programs in August 2022, Teekay has repurchased $132.7 million of its common shares at an average price of $6.39 per share, representing 20.4% of the shares of the Company outstanding immediately prior to the initial share repurchase program announcement.
Teekay Tankers
In October and December 2024, Teekay Tankers completed the previously-announced sales of a 2005-built Aframax vessel and a 2005-built Suezmax vessel for $64.8 million. The aggregate gain on sales of approximately $27.9 million is reflected in the Company's fourth quarter of 2024 results.
In January 2025, Teekay Tankers agreed to sell two 2009-built Suezmax vessels and one 2006-built LR2 vessel for total combined proceeds of $95.5 million. The LR2 vessel and one Suezmax vessel were delivered to their new owners in February 2025 and the remaining Suezmax vessel is expected to be delivered later in the first quarter of 2025. The estimated gains from sales are approximately $30.5 million, which are expected to be reflected in the first quarter 2025 results.
Teekay Tankers currently holds a passive, 5.1% minority investment in Ardmore Shipping Corporation, a publicly traded shipping company which owns and manages a fleet of 26 Medium-range (MR) product and chemical tankers (including four chartered-in tankers).
The Board of Directors of Teekay Tankers declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended December 31, 2024. This dividend is payable on March 14, 2025 to all of Teekay Tankers' shareholders of record on March 3, 2025.

The following table presents Teekay Tankers’ TCE rates booked to date in the first quarter of 2025 for its spot-traded fleet, together with the percentage of total revenue days currently fixed for the first quarter:

	First Quarter 2025 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$24,100	67%
Aframax / LR2 (1)	$28,200	57%

(1)    Rates and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Please refer to Teekay Tankers' fourth quarter and annual 2024 earnings release for additional information about recent developments of Teekay Tankers.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, February 20, 2025 at 11:00 a.m. (ET) to discuss the Teekay Group's fourth quarter and annual 2024 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0438 or 1(647) 484-0478, if outside of North America, and quoting conference ID code 5649868.
•By accessing the webcast, which will be available on Teekay's website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Fourth Quarter and Annual 2024 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), a leading owner and operator of mid-sized crude tankers. Teekay Tankers manages and operates approximately 60 conventional tankers and other marine assets, including vessels operated for the Australian Government. With offices in 8 countries and approximately 2,200 seagoing and shore-based employees, Teekay Tankers provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, and depreciation and amortization), adjusted to exclude certain items the timing or amount of which cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains and losses on sale of operating assets, unrealized gains and losses on derivative instruments, unrealized gains and losses on marketable securities, equity income or loss, and other income or loss. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense), and realized gains or losses on interest rate swaps resulting from amendments or terminations of underlying instruments.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliation of Adjusted EBITDA to net income, which is the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net Revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in Net Revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses Net Revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	256,566	272,619	339,192	1,220,374	1,464,975
Voyage expenses	(94,934)	(93,984)	(118,828)	(405,546)	(474,371)
Vessel operating expenses	(63,854)	(64,963)	(61,184)	(252,594)	(241,585)
Time-charter hire expenses	(17,144)	(18,465)	(19,822)	(74,795)	(70,836)
Depreciation and amortization	(24,446)	(23,445)	(24,627)	(93,582)	(97,551)
General and administrative expenses	(12,333)	(13,938)	(12,124)	(61,058)	(57,590)
Gain on sale and write-down of assets	26,479	—	10,360	38,080	10,360
Restructuring charges	—	(5,632)	—	(5,632)	(1,677)
Income from operations	70,334	52,192	112,967	365,247	531,725

Interest expense	(798)	(844)	(4,215)	(7,542)	(28,009)
Interest income	8,452	9,958	7,122	37,218	24,128
Equity income (loss)	615	(121)	516	2,767	3,432
Income tax recovery (expense)	994	(457)	(2,579)	(405)	(12,162)
Other – net	1,903	1,378	1,166	4,334	(1,691)
Net income	81,500	62,106	114,977	401,619	517,423
Net income attributable to non-controlling interests	(56,258)	(42,034)	(79,595)	(267,849)	(366,782)
Net income attributable to the shareholders of Teekay Corporation Ltd.	25,242	20,072	35,382	133,770	150,641
Earnings per common share(1) of Teekay Corporation Ltd.
–Basic	$0.29	$0.22	$0.38	$1.47	$1.59
–Diluted	$0.28	$0.21	$0.37	$1.42	$1.54
Weighted-average number of common shares outstanding(1)
–Basic	86,897,158	92,358,742	92,332,045	91,285,538	94,484,659
–Diluted	88,667,658	94,243,994	94,571,844	93,275,031	96,644,969

(1)Weighted-average number of common shares outstanding includes common shares related to non-forfeitable stock-based compensation.

Teekay Corporation Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	173,443	228,803	114,829
Cash and cash equivalents - Teekay Tankers	511,888	462,851	365,251
Short-term investments - Teekay Parent (1)	10,000	52,277	172,604
Marketable securities - Teekay Tankers	22,442	—	—
Assets held for sale	—	37,239	11,910
Accounts receivable	83,317	94,367	117,794
Bunker and lube oil inventory	45,990	45,440	53,219
Accrued revenue and other current assets	76,306	64,750	85,650
Restricted cash - Teekay Tankers	3,673	667	691
Vessels and equipment - Teekay Tankers	1,132,109	1,151,862	1,158,210
Operating lease right-of-use assets	52,162	53,999	76,314
Net investment in and loans to equity-accounted investment	15,998	15,382	15,731
Other non-current assets	25,787	25,851	24,435
Total Assets	2,153,115	2,233,488	2,196,638
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	107,706	116,645	116,422
Current portion of long-term debt and finance leases - Teekay Tankers	—	—	20,517
Long-term debt and finance leases - Teekay Tankers	—	—	119,082
Operating lease liabilities	53,591	54,000	76,314
Other long-term liabilities	56,651	59,331	63,957
Equity:
Non-controlling interests	1,225,404	1,199,151	1,068,068
Shareholders of Teekay	709,763	804,361	732,278
Total Liabilities and Equity	2,153,115	2,233,488	2,196,638

Net cash - Teekay Parent (2)	183,443	281,080	287,433
Net cash - Teekay Tankers (2)	515,561	463,518	226,343

(1)Short-term investments - Teekay Parent includes various bank term deposits and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Net cash is a non-GAAP financial measure and represents (a) cash and cash equivalents, and, if applicable, restricted cash and short-term investments, less (b) if applicable, current portion of long-term debt and current obligations related to finance leases, and long-term debt and long-term obligations related to finance leases.

Teekay Corporation Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2024	2023
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	401,619	517,423
Non-cash and non-operating items:
Depreciation and amortization	93,582	97,551
Gain on sale and write-down of assets	(38,080)	(10,360)
Other	1,832	18,867
Change in other operating assets and liabilities	8,232	6,339
Net operating cash flow	467,185	629,820
FINANCING ACTIVITIES
Issuance costs, net of proceeds from long-term debt	—	(3,536)
Prepayments of long-term debt	—	(1,000)
Scheduled repayments of long-term debt	—	(21,184)
Proceeds from short-term debt	—	50,000
Prepayments of short-term debt	—	(50,000)
Prepayment of obligations related to finance leases	(136,955)	(364,201)
Scheduled repayments of obligations related to finance leases	(5,213)	(34,113)
Purchase of Teekay Tankers common shares	(50,015)	(4,765)
Distributions from subsidiaries to non-controlling interests	(73,222)	(42,543)
Issuance of common shares upon exercise of stock options	5,737	5,833
Cash dividends paid	(85,018)	—
Repurchase of Teekay common shares	(66,280)	(50,713)
Other financing activities	(5,482)	(4,192)
Net financing cash flow	(416,448)	(520,414)
INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment	88,778	23,561
Vessel acquisition	(70,504)	—
Decrease in short-term investments	162,604	37,396
Purchase of marketable securities	(21,041)	—
Other investing activities	(2,341)	(6,298)
Net investing cash flow	157,496	54,659
Increase in cash, cash equivalents and restricted cash	208,233	164,065
Cash, cash equivalents and restricted cash, beginning of the year	480,771	316,706
Cash, cash equivalents and restricted cash, end of the year	689,004	480,771

Teekay Corporation Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Year Ended
	December 31,		September 30,		December 31,
	2024		2024		2024
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	81,500		62,106		401,619
Adjust for: Net income attributable to
non-controlling interests	(56,258)		(42,034)		(267,849)
Net income attributable to
shareholders of Teekay	25,242	0.29	20,072	0.22	133,770	1.47
(Subtract) add specific items affecting net income
Gain on sale and write-down of assets	(26,479)	(0.30)	—	—	(38,080)	(0.42)
Restructuring charges(2)		—	5,632	0.06	5,632	0.06
Income tax recovery	—	—	—	—	(3,303)	(0.04)
Other - net(3)	(1,401)	(0.02)	(1,225)	(0.01)	(1,389)	(0.02)
Non-controlling interests’ share of items above(4)	19,277	0.22	(3,377)	(0.04)	15,295	0.17
Total adjustments	(8,603)	(0.10)	1,030	0.01	(21,845)	(0.24)
Adjusted net income attributable to
shareholders of Teekay	16,639	0.19	21,102	0.23	111,925	1.23

(1)Basic per share amounts.
(2)Includes restructuring charges related to changes made to Teekay Tankers' senior management team.
(3)Includes the unrealized gain on marketable securities for the three months ended December 31, 2024, an adjustment relating to the settlement of a prior year claim for the three months ended September 30, 2024, and premiums related to early termination and write-off of prepaid lease financing costs due to the repurchase of eight sale-leaseback vessels for the year ended December 31, 2024.
(4)Items affecting net income attributable to shareholders of Teekay include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023		2023
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	114,977		517,423
Adjust for: Net income attributable to
non-controlling interests	(79,595)		(366,782)
Net income attributable to
shareholders of Teekay	35,382	0.38	150,641	1.59
(Subtract) add specific items affecting net income
Unrealized loss from derivative instruments	—	—	3,709	0.04
Realized gain on termination of interest rate swap	—	—	(3,215)	(0.03)
Gain on sale of assets	(10,360)	(0.11)	(10,360)	(0.11)
Restructuring charges	—	—	1,619	0.02
Other - net(2)	(1,789)	(0.02)	(1,288)	(0.01)
Non-controlling interests’ share of items above(3)	8,658	0.09	9,365	0.10
Total adjustments	(3,491)	(0.04)	(170)	0.01
Adjusted net income attributable to
shareholders of Teekay	31,891	0.35	150,471	1.59

(1)Basic per share amounts.
(2)Includes proceeds related to the settlement of a legal claim during the three months ended December 31, 2023. The year ended December 31, 2023 amounts also include costs related to uncertain tax position, the early termination of certain obligations related to finance leases, non-cash expenses related to the sale of certain pension-related assets and obligations, an adjustment to the asset retirement obligation related to the Petrojarl Foinaven FPSO unit and foreign currency exchange losses (gains).
(3)Items affecting net income attributable to shareholders of Teekay include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended
December 31, 2024
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers(1)	Parent	Adjustments(2)

Revenues	228,483	28,499	(416)	256,566

Voyage expenses	(94,934)	—	—	(94,934)
Vessel operating expenses	(36,663)	(27,191)	—	(63,854)
Time-charter hire expense	(17,144)	(416)	416	(17,144)
Depreciation and amortization	(24,446)	—	—	(24,446)
General and administrative expenses	(10,155)	(2,178)	—	(12,333)
Gains on sale and write-down of assets	26,479	—	—	26,479
Restructuring charges	—	—	—	—

Income (loss) from operations (3)	71,620	(1,286)	—	70,334

Interest expense	(798)	—	—	(798)
Interest income	5,851	2,601	—	8,452
Equity income	615	—	—	615
Equity in income of subsidiaries (4)	—	25,109	(25,109)	—
Income tax recovery (expense)	1,050	(56)	—	994
Other - net	3,029	(1,126)	—	1,903
Net income	81,367	25,242	(25,109)	81,500
Net income attributable to
non-controlling interests (5)	—	—	(56,258)	(56,258)
Net income attributable
to shareholders
of publicly-listed entities	81,367	25,242	(81,367)	25,242

(1)Excludes the results of the operations of Teekay Australia and of the management services companies that were acquired by Teekay Tankers from Teekay Parent on December 31, 2024.
(2)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(3)In addition to the income from operations earned by Teekay Parent, it also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay Tankers. During the three months ended December 31, 2024, Teekay Parent received cash distributions of $2.7 million from Teekay Tankers.
(4)Teekay’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(5)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary, Teekay Tankers.

Teekay Corporation Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Year Ended
December 31, 2024
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers(1)	Parent	Adjustments(2)

Revenues	1,106,694	114,096	(416)	1,220,374

Voyage expenses	(405,546)	—	—	(405,546)
Vessel operating expenses	(150,605)	(101,989)	—	(252,594)
Time-charter hire expense	(74,795)	(416)	416	(74,795)
Depreciation and amortization	(93,582)	—	—	(93,582)
General and administrative expenses	(48,833)	(11,905)	(320)	(61,058)
Gains on sale and write-down of assets	38,080	—	—	38,080
Restructuring charges	(5,952)	—	320	(5,632)

Income (loss) from operations (3)	365,461	(214)	—	365,247

Interest expense	(7,468)	(74)	—	(7,542)
Interest income	22,823	14,395	—	37,218
Equity income	2,767	—	—	2,767
Equity in income of subsidiaries (4)	—	124,133	(124,133)	—
Income tax recovery (expense)	3,683	(4,088)	—	(405)
Other - net	4,657	(323)	—	4,334
Net income	391,923	133,829	(124,133)	401,619
Net income attributable to
non-controlling interests (5)	—	(59)	(267,790)	(267,849)
Net income attributable
to shareholders
of publicly-listed entities	391,923	133,770	(391,923)	133,770

(1)Excludes the results of the operations of Teekay Australia and of the management services companies that were acquired by Teekay Tankers from Teekay Parent on December 31, 2024.
(2)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(3)In addition to the income from operations earned by Teekay Parent, it also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay Tankers. During the year ended December 31, 2024, Teekay Parent received cash distributions of $29.6 million from Teekay Tankers.
(4)Teekay’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(5)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary, Teekay Tankers.

Teekay Corporation Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2024	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	81,500	62,106	114,977	401,619	517,423
Depreciation and amortization	24,446	23,445	24,627	93,582	97,551
Net interest (income) expense	(7,654)	(9,114)	(2,907)	(29,676)	3,881
Income tax (recovery) expense	(994)	457	2,579	405	12,162
EBITDA	97,298	76,894	139,276	465,930	631,017
Specific income statement items affecting EBITDA:
Gain on sale and write-down of assets	(26,479)	—	(10,360)	(38,080)	(10,360)
Equity (income) loss	(615)	121	(516)	(2,767)	(3,432)
Other - net	(1,903)	(1,378)	(1,166)	(4,334)	1,682
Adjusted EBITDA	68,301	75,637	127,234	420,749	618,907

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: the timing of payments of cash dividends by Teekay Tankers; the occurrence and timing of vessel deliveries related to Teekay Tankers' vessel sales, and the expected proceeds thereof; management's view of the tanker operating environment, the strength of the tanker market and of the tanker rate environment, and related effects on the Company and the Teekay Group and their operations; crude oil and refined product tanker market fundamentals; and the Teekay Group's ability to create shareholder value.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay Tankers of its declared cash dividend; potential delays by Teekay Tankers with respect to its vessel deliveries; the Company's available cash and changes in the Company's liquidity and financial leverage; changes in tanker market fundamentals or spot rates; changes in the production of, or demand for, oil or refined products and for tankers; the impact of geopolitical tensions and conflicts, and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.